Exhibit (a)(49)

This document is important and requires your immediate attention. If you are in doubt as to how to respond to the Amended Teck Offer, you should consult with your investment dealer, stockbroker, lawyer or other professional advisor. Enquiries concerning the information in this document should be directed to Georgeson Shareholder’s North American toll-free number at 1-866-264-4715 or collect at 416-847-7159. Bankers and brokers may call at 212-440-9800.
NOTICE OF CHANGE TO
DIRECTORS’ CIRCULAR
RELATING TO
THE AMENDED OFFER BY
TECK COMINCO LIMITED
TO PURCHASE
ALL OF THE OUTSTANDING COMMON SHARES OF
INCO LIMITED
FOR CDN.$82.50 IN CASH PER INCO SHARE
OR
1.1293 OF A TECK CLASS B SUBORDINATE VOTING SHARE AND
CDN.$0.05 IN CASH PER INCO SHARE,
SUBJECT TO THE MAXIMUM CASH PAYMENT AND
MAXIMUM SHARE PAYMENT
(AND CORRESPONDING PRORATION) DESCRIBED HEREIN

THE BOARD OF DIRECTORS HAS DETERMINED THAT THE AMENDED TECK OFFER IS NOT A “SUPERIOR PROPOSAL” PURSUANT TO THE COMBINATION AGREEMENT BETWEEN INCO LIMITED AND PHELPS DODGE CORPORATION AND RECOMMENDS THAT INCO SHAREHOLDERS REJECT THE AMENDED TECK OFFER.

Information contained in this Notice of Change varies and updates certain information contained in the Directors’ Circular dated May 29, 2006 issued by the Board of Directors of Inco Limited with respect to the original offer made by Teck Cominco Limited dated May 23, 2006, as amended and supplemented on July 24, 2006 and August 3, 2006, respectively. This Notice of Change should be read in conjunction with the Directors’ Circular.
August 6, 2006
Notice to United States Securityholders:
The Amended Teck Offer is in respect of securities of a Canadian issuer. The enforcement by United States securityholders of civil liabilities under United States federal securities laws may be adversely affected by the fact that the issuer is located in a foreign country and that some of its directors and officers are residents of a foreign country.

i

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
      This Notice of Change, including the discussion of the reasons for the Board’s recommendation, contains forward-looking information (as defined in the Securities Act (Ontario)) and forward-looking statements (as defined in the United States Securities Exchange Act of 1934) that are based on expectations, estimates and projections as of the date of this Notice of Change. Generally, these forward-looking statements can often, but not always, be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results and developments to be materially different from any future results, performance or achievements expressed by, or implied by, the forward-looking statements in this Notice of Change.
      Examples of such forward-looking statements in this Notice of Change include, but are not limited to factors relating to the Arrangement and the results expected to be achieved from the successful completion of the Arrangement and the combination of Inco and Phelps Dodge, including the potential to realize estimated average annual pre-tax run-rate operating and corporate synergies of approximately $215 million by 2008 and the timing thereof; the increased market capitalization and improved liquidity of the shares of the Combined Company; statements regarding plans, objectives and expectations with respect to existing and future operations; and the international presence that is expected to permit the Combined Company to compete against global metals and mining companies, which are subject to significant risks and uncertainties, including those related to the successful combination of Inco and Phelps Dodge including: the ability to obtain governmental approvals relating to the Arrangement on the proposed terms and schedule; the risk of failure to obtain approval of shareholders of Inco and Phelps Dodge in connection with the transactions contemplated by the Combination Agreement; the risks that the businesses of Phelps Dodge and Inco will not be integrated successfully; the Combined Company’s ability or inability to refinance indebtedness incurred in connection with the Arrangement on favourable terms or at all; and the possibility that the Combination Agreement may be terminated and/or the Arrangement may not proceed as expected or at all.
      Such forward-looking statements are based on a number of assumptions which may prove to be incorrect including, but not limited to, assumptions in connection with the Arrangement or otherwise about: the ability of Inco and Phelps Dodge to successfully compete against global metals and mining and exploration companies by creating, through such a combination, an enterprise of increased scale; continued strong demand for nickel, copper and other metals in emerging markets such as China; approximately $215 million in estimated annual pre-tax run-rate operating and corporate synergies expected to be realized from the successful completion of the Arrangement by 2008 and the timing thereof, based on the achievement of operational efficiencies from restructuring, integration and other initiatives relating to the combination of Inco and Phelps Dodge; the accuracy of projected synergies in respect of expected cash flows, cost savings and profitability; the approvals or clearances required to be obtained by Inco and Phelps Dodge from regulatory agencies being successfully obtained in a timely manner; there being limited costs, difficulties or delays related to the integration of Phelps Dodge’s operations with those of Inco; the timely completion of the steps required to be taken for the combination of Inco and Phelps Dodge pursuant to the Combination Agreement; the shareholder approvals of Phelps Dodge and Inco, and court approvals of the Arrangement, being successfully obtained; business and economic conditions generally; exchange rates (including estimates on the U.S. dollar – Canadian dollar exchange rate), the supply and demand for, deliveries of, and the level and volatility of prices of, nickel, copper, cobalt, zinc and other primary metals products, coal, purchased intermediates and nickel-containing stainless steel scrap and other substitutes and competing products for the metal products that Inco and Phelps Dodge produce; the accuracy of ore reserve estimates; premiums realized over LME cash and other benchmark prices; the resolution of environmental and other proceedings and the impact on the Combined Company of various environmental regulations and initiatives; and assumptions concerning political and economic stability in countries or locations in which Inco or Phelps Dodge operate or otherwise.

ii

      While Inco anticipates that subsequent events and developments may cause Inco’s views to change, Inco specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing Inco’s views as of any date subsequent to the date of this Notice of Change. Inco has attempted to identify important factors that could cause actual actions, events or results to differ materially from those current expectations described in forward-looking statements. However, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended and that could cause actual actions, events or results to differ materially from current expectations. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not intended to represent a complete list of the factors that could affect Inco or the combination of Phelps Dodge and Inco or Teck or a combined Teck-Inco entity. In addition to being subject to a number of assumptions, forward-looking statements in this Notice of Change are subject to the risks contained in Inco’s Annual Report on Form 10-K for the year ended December 31, 2005, risks which will be described in Inco’s Proxy Circular in respect of the Arrangement, and the risks in the section entitled “Item A.1 Risk Factors” contained in Phelps Dodge’s Annual Report on Form 10-K for the year ended December 31, 2005.
INFORMATION REGARDING PHELPS DODGE AND TECK
      This Notice of Change includes information relating to each of Phelps Dodge and Teck. This information was derived from publicly available documents and filings by Phelps Dodge and Teck, respectively, with the SEC and Canadian provincial securities regulatory authorities, as well as certain other third party sources such as analyst reports. Inco does not assume any responsibility for the accuracy or completeness of such information.
      Although Inco has no knowledge that would indicate that any information contained in such documents filed by Phelps Dodge and Teck, respectively, are untrue or incomplete, Inco does not assume any responsibility for the accuracy or completeness of the information contained in such documents, or for any failure by either of Phelps Dodge or Teck to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Inco.
CURRENCY
      All dollar references in this Notice of Change refer to U.S. dollars and references to “Cdn.$” in this Notice of Change refer to Canadian dollars.
CURRENCY EXCHANGE RATE INFORMATION
      The following table sets out the high and low exchange rates for one U.S. dollar expressed in Canadian dollars for the period indicated, the average of such exchange rates for the period indicated, and the exchange rate at the end of such period, in each case, based upon the noon rate as quoted by the Bank of Canada:

		Year Ended December 31,
	Six Months Ended
	June 30, 2006	2005	2004	2003

High	1.1726	1.2704	1.3968	1.5747
Low	1.0990	1.1507	1.1774	1.2924
Rate at end of period	1.1150	1.1659	1.2036	1.2924
Average rate per period	1.1382	1.2116	1.3015	1.4015
      On August 4, 2006, the exchange rate for one U.S. dollar expressed in Canadian dollars based upon the noon rate quoted by the Bank of Canada was Cdn.$1.1270.

iii

NOTICE OF CHANGE TO DIRECTORS’ CIRCULAR
      This Notice of Change to Directors’ Circular (this “Notice of Change”) relating to the Directors’ Circular dated May 29, 2006 (the “Directors’ Circular”) is issued by the board of directors (the “Board of Directors” or the “Board”) of Inco Limited (“Inco”) in connection with the offer made by Teck Cominco Limited (“Teck”) to the shareholders of Inco (the “Inco Shareholders”) to purchase all of the issued and outstanding common shares of Inco (the “Inco Shares”) not already owned by Teck upon the terms and subject to the conditions set forth in Teck’s original offer and circular dated May 23, 2006 (the “Original Teck Offer”), as amended and supplemented by notice of variation and extension dated July 24, 2006 and notice of variation and extension dated August 3, 2006 (as amended and supplemented, the “Amended Teck Offer”). Defined terms used but not defined in this Notice of Change have the meanings given to them in the Directors’ Circular.
AMENDED TECK OFFER
      Pursuant to the Amended Teck Offer, each Inco Shareholder will be entitled to elect to receive for each Inco Share held (i) Cdn.$82.50 in cash or (ii) 1.1293 Teck Class B Subordinate Voting Shares plus Cdn.$0.05 in cash, subject, in each case, to proration based upon the Maximum Cash Payment and the Maximum Share Payment (each as defined below). Under the terms of the Amended Teck Offer, the maximum amount of cash available to be paid by Teck will be Cdn.$9,091,281,360 (the “Maximum Cash Payment”) and the maximum number of Teck Class B Subordinate Voting Shares available for issuance will be 132,303,608 (the “Maximum Share Payment”), in each case taking into account the conversion of Inco’s outstanding convertible debt securities and the exercise of outstanding options to purchase Inco Shares.
      Assuming full proration of the maximum amounts, Inco Shareholders would receive Cdn.$40.00 in cash and 0.5821 of a Teck Class B Subordinate Voting Share plus Cdn.$0.05 in cash for each Inco Share held on any take-up date, subject to adjustments for fractional shares.
      The Amended Teck Offer is open for acceptance until midnight (Toronto time) on August 16, 2006, unless extended or withdrawn.
RECENT DEVELOPMENTS
Expiry of the Falconbridge Transaction
      On July 28, 2006, Inco announced that its offer to purchase all of the outstanding common shares of Falconbridge Limited expired at midnight (Vancouver time) on July 27, 2006, consistent with the terms of the Falconbridge Transaction, as the minimum tender condition under the Falconbridge Transaction had not been satisfied. On that same date, Inco also provided notice to Falconbridge that it was terminating the Falconbridge Support Agreement in accordance with its terms. Under the terms of the Falconbridge Support Agreement, an enhanced expense payment of $150 million has been paid by Falconbridge to Inco as a result of Inco’s termination of the Falconbridge Support Agreement due to the minimum tender condition not having been satisfied and, upon the consummation of the Xstrata Offer, a further $300 million will become payable by Falconbridge to Inco.
The Proposed Combination of Inco and Phelps Dodge
      In response to the Original Teck Offer, the Board of Directors authorized the entering into of discussions and negotiations with third parties for the purpose of exploring strategic alternatives. Inco held discussions with a number of third parties, including Phelps Dodge Corporation (“Phelps Dodge”), with respect to possible strategic alternatives in connection with the Original Teck Offer. At that time, the Board also resolved that any disclosure as to the substance of discussions and negotiations concerning, or the possible terms of, or potential parties to, any transaction or proposal regarding such a strategic alternative prior to reaching an agreement in principle with respect thereto would jeopardize the initiation or continuation of negotiations with respect to such transactions and, accordingly, that no such disclosure with respect to any such transaction be made until an agreement had been reached.
      On June 26, 2006, Inco and Phelps Dodge announced that they had entered into a combination agreement (as amended from time to time, the “Combination Agreement”) pursuant to which, upon the terms and subject to the conditions set forth in the Combination Agreement, a newly-formed, wholly-owned subsidiary of Phelps Dodge would acquire all of the outstanding Inco Shares by way of a statutory plan of arrangement effected under the Canada Business Corporations Act (the “Arrangement”). Upon the completion of the Arrangement, Inco would become a wholly-owned subsidiary of Phelps Dodge.
      Under the original terms of the Combination Agreement, each Inco Share would be exchanged under the Arrangement for Cdn.$17.50 in cash and 0.672 of a common share of Phelps Dodge (a “Phelps Dodge Share”). On July 16, 2006, Inco and Phelps Dodge announced that they had amended the Combination Agreement to provide for, among other things, an increase in the consideration payable for each Inco Share under the Arrangement to Cdn.$20.25 in cash and 0.672 of a Phelps Dodge Share.
      The Arrangement is subject to, among other things, approvals from the shareholders of Phelps Dodge, the Inco Shareholders and the Ontario Superior Court of Justice, respectively. Inco, in consultation with Phelps Dodge, will prepare a proxy circular and statement (the “Proxy Circular”) to be delivered to Inco Shareholders in connection with the Arrangement. Further details concerning the Arrangement and the special meeting will be contained in the Proxy Circular, which Inco expects to mail to Inco Shareholders within the next week.
      In connection with the court approval required to be obtained in respect of the proposed Arrangement, Inco expects to apply to the Ontario Superior Court of Justice on August 10, 2006 and, at that time, expects to seek an interim order of the court with respect to holding a meeting of Inco Shareholders on September 7, 2006 to consider the proposed Arrangement and other procedural matters. Materials relating to this motion to the court are expected to be filed with the court on or about August 8, 2006 and will also be filed, at that time, with the Canadian securities regulatory authorities and the SEC.
      The Combination Agreement was filed by Inco with the Canadian securities regulatory authorities and is available at www.sedar.com and with the SEC and is available at www.sec.gov. Inco’s material change reports which describe the proposed combination of Inco and Phelps Dodge, filed June 30, 2006 and July 20, 2006, respectively, with the Canadian securities regulatory authorities and the SEC, are specifically incorporated by reference into, and form an integral part of, this Notice of Change.
      On July 12, 2006, Phelps Dodge announced that it had received notification that the U.S. Department of Justice and the U.S. Federal Trade Commission had granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) relating to Phelps Dodge’s proposed acquisition of Inco. On July 25, 2006, Phelps Dodge announced that it had received an advance ruling certificate from the Canadian Competition Bureau clearing its proposed combination with Inco. The clearance is unconditional.
Inco’s Second Quarter Earnings Results
      On July 19, 2006, Inco announced net earnings of $472 million or $2.40 per Inco Share ($2.11 per Inco Share on a diluted basis) for the second quarter of 2006, compared with net earnings of $220 million or $1.16 per Inco Share ($0.99 per Inco Share on a diluted basis) for the second quarter of 2005. On July 26, 2006, Inco filed its quarterly report on Form 10-Q for the quarter ended June 30, 2006 with the Canadian securities regulatory authorities and the SEC.
Recent Developments Concerning the Teck Offer
      On June 14, 2006, Teck announced that it had received an advance ruling certificate from the Canadian Competition Bureau and notice from the U.S. Federal Trade Commission confirming early termination of the waiting period under the HSR Act, each with respect to Teck’s proposed acquisition of Inco.
      On June 29, 2006, Teck announced that the Teck Class B Subordinate Voting Shares had commenced trading on the NYSE.
      On July 7, 2006, Teck announced that it had received notice of non-opposition from the European Commission competition authority with respect to Teck’s proposed acquisition of Inco.
      On July 14, 2006, the Ontario Securities Commission (“OSC”) issued a Notice of Hearing to consider an application by Teck for an order to cease trade and, in effect, invalidate Inco’s shareholder rights plan. On July 20,

2006, the OSC, with the consent of Inco and Teck, issued an order that Inco’s shareholder rights plan will cease trading at 4:30 p.m. (Toronto time) on August 16, 2006.
      On July 21, 2006, Teck announced that it had extended the expiry date of the Original Teck Offer to 8:00 p.m. (Toronto time) on August 16, 2006. On July 24, 2006, Teck filed and mailed a notice of variation and extension to Inco Shareholders to that effect.
      On July 31, 2006, Teck announced the Amended Teck Offer. On August 3, 2006, Teck filed and mailed a notice of variation and extension to Inco Shareholders in respect of the terms of the Amended Teck Offer and the extension of the Amended Teck Offer to midnight (Toronto time) on August 16, 2006.
RECOMMENDATION OF THE BOARD OF DIRECTORS
      The Board of Directors has unanimously recommended that Inco Shareholders reject the Amended Teck Offer and continues to recommend that Inco Shareholders vote in favour of the Arrangement. See “Reasons for the Recommendation”.
REASONS FOR THE RECOMMENDATION
      In arriving at its recommendation, the Board of Directors, after receiving advice from its Financial Advisors and legal advisors, carefully considered all aspects of the Amended Teck Offer in the context of its legal obligations under the Combination Agreement and otherwise. In making its recommendation, the Board of Directors considered a number of factors including the following:

•	The Amended Teck Offer is not a “Superior Proposal”. Subject to certain exceptions, the Combination Agreement requires that the Board of Directors continue to recommend that Inco Shareholders vote in favour of the Arrangement unless it determines that an acquisition proposal (in this case, the Amended Teck Offer) constitutes a “superior proposal”. After receiving the advice of its Financial Advisors, and after considering the factors set forth herein, the Board determined that the Amended Teck Offer does not constitute a “superior proposal” under the terms of the Combination Agreement. Accordingly, the Board of Directors has determined to recommend that Inco Shareholders reject the Amended Teck Offer.

However, the Board has determined, based on information then available and after consultation with its Financial Advisors, that the Amended Teck Offer could reasonably be expected to result in a “superior proposal” for purposes of the Combination Agreement. Accordingly, the Board has authorized senior management of Inco and its advisors to engage in discussions and negotiations with Teck. If such discussions and negotiations advance with the result that any amended Teck Offer is determined by the Board of Directors to be a “superior proposal”, Phelps Dodge, in accordance with the terms of the Combination Agreement, will have the opportunity, but not the obligation, to match the terms of any “superior proposal” and amend the terms of the Combination Agreement accordingly. Thereupon, Inco would be required to determine whether any amended Phelps Dodge proposal would result in the competing Teck proposal not being a “superior proposal” as compared to the amendments proposed by Phelps Dodge.

•	Inco’s Contractual Obligations under the Combination Agreement. Under the terms of the Combination Agreement, Inco is subject to restrictive covenants that limit the Board’s ability to change its recommendation in favour of the Arrangement or approve or recommend, or remain neutral in respect of, any competing acquisition proposal (such as the Amended Teck Offer). Subject to certain exceptions, if the Board recommends in favour of the Amended Teck Offer, or changes its recommendation with respect to the Arrangement, Phelps Dodge will have the right to immediately terminate the Combination Agreement and claim payment from Inco of a termination fee of $475 million.

•	Ability to Respond to Superior Proposals. Notwithstanding the limitations contained in the Combination Agreement on Inco’s ability to solicit additional interest from third parties, the Combination Agreement allows the Board of Directors to engage in discussions or negotiations with respect to an unsolicited bona fide written competing acquisition proposal at any time after the Board determines, in good faith based on information then available and after consultation with its Financial Advisors, that such acquisition proposal constitutes a “superior proposal“ or could reasonably be expected to result in a “superior proposal”.

•	The Arrangement. The Board of Directors has carefully reviewed and considered the terms of the Arrangement in the context of the Amended Teck Offer and its legal obligations under the Combination Agreement and otherwise. After receiving advice from its Financial Advisors and legal advisors, the Board unanimously recommends that Inco Shareholders vote for the Arrangement at the Inco special meeting to be scheduled to consider the Arrangement for the reasons which will be more fully described in Inco’s Proxy Circular, including the following:

•	Inco Shareholders would benefit from the one-share, one-vote capital structure of the Combined Company. The consideration offered under the Arrangement is comprised, in part, of Phelps Dodge Shares, which are shares of common stock carrying one vote per share. There are no other classes of Phelps Dodge Shares currently outstanding. Accordingly, upon completion of the Arrangement, the Combined Company would have a “one share, one vote” capital structure where there is a single class of common shares in which each share carries equal voting entitlements. By contrast, more than half of the consideration offered under the Amended Teck Offer is in the form of Teck Class B Subordinate Voting Shares, which carry one vote per share, while the Teck Class A Multiple Voting Shares carry 100 votes per share. As a result, the Teck Class A Multiple Voting Shares currently represent an approximate 70% voting interest in Teck, while representing only approximately 2% of the total economic interest in the equity. The holders of the Teck Class A Multiple Voting Shares have the ability to prevent the holders of the Teck Class B Subordinate Voting Shares from entertaining an offer for control of Teck and benefiting from any associated premium. Teck’s dual-class share structure will therefore deprive the holders of the Teck Class B Subordinate Voting Shares of the possibility of any future control premium, except to the extent that a small group of holders of the Teck Class A Multiple Voting Shares decides otherwise.

•	The Arrangement offers exposure to an attractive mix of metals. If the combination of Inco and Phelps Dodge had occurred on January 1, 2005, the revenue of the combined company resulting from the combination (the “Combined Company”) on a pro forma basis for the 12 months ended December 31, 2005 would have derived approximately 53% from copper, 29% from nickel and 15% from molybdenum. On a stand-alone basis, Inco’s revenues for the same period were derived approximately 81% from nickel, 10% from copper and 9% from all other metals. The Board believes that the market prospects for copper and nickel going forward are positive, in part because China is a small producer of copper and nickel (only 5% of global supply) and, as a result, requires substantial net imports of nickel and copper feeds.

•	Increased Market Liquidity. Of the world’s six largest mining companies, based on 2005 pro forma revenues, the Combined Company would be the only one based in North America, and the Combined Company would have a meaningfully enhanced position in the S&P 500 Index relative to Phelps Dodge’s current position in such index. As a result, Inco expects that the shareholders of the Combined Company would benefit from enhanced trading volume and a broader shareholder base. In addition, Inco believes that the projected position of the Combined Company as a North America-based global industry leader with diverse, high-quality, long-lived assets and broad growth potential could positively affect the Combined Company’s valuation multiple.

•	Anticipated Cost and Related Synergies and Financial Strength. Phelps Dodge has identified the potential to realize average annual pre-tax operating and corporate synergies in combining the operations of the two companies of approximately $215 million, and expects these savings to be fully realized within two years following completion of the Arrangement, and Inco believes that this estimate is achievable. Operating and other synergies are expected to consist mainly of (i) leveraging the Combined Company’s expertise in mining and processing to improve productivity and throughput; (ii) general and administrative savings resulting from consolidating various functions and eliminating duplicative activities and costs, including establishing one corporate headquarters in Phoenix, Arizona (while still maintaining the nickel headquarters for the Combined Company in Toronto, Canada); (iii) benefits from general operating improvements and from economies of scale in purchasing, operating supplies and capital equipment and technology management; (iv) potentially more favourable and lower financing costs and lower overall cost of capital, as a result of increased capacity on the Combined Company’s balance sheet; and (v) benefits from exploration synergies resulting from prioritizing exploration efforts, including prioritizing and reducing over-all exploration spending. Inco further believes that the expertise of Phelps Dodge in open-pit mining would enhance the operations at Goro, while Inco’s expertise in large-scale underground operations would prove of benefit to the development of certain of the Phelps Dodge properties. In addition, Inco and Phelps Dodge expect the Combined Company to benefit from the free cash flows generated from its operations that, together with the increased capacity of its balance sheet, would provide the Combined Company with the ability to pursue growth while reducing overall indebtedness. Inco believes that the financial strength of the Combined Company should provide it with both a lower cost of capital and a greater ability to fund future acquisitions and capital return programs than either Inco or Phelps Dodge separately. Inco believes that these synergy estimates for this transaction are realistic, although there can be no assurance that they would ultimately be realized, or that they would not be materially different than estimated.

•	The Combination of Inco and Phelps Dodge would Create a World-Class Metals and Mining Company. The Combined Company would offer Inco Shareholders the opportunity to hold shares in one of the world’s largest metals and mining companies, ranking as (i) the world’s third-largest copper company at 2.4 billion pounds; (ii) the world’s second-largest nickel producer at 487 million pounds; (iii) the world’s second-largest producer of molybdenum at 62 million pounds; and (iv) a leading cobalt producer at 4 million pounds, in each case, based on 2005 production. Based on 2005 sales, the Combined Company would have among the highest percentage of its sales derived from base metals of any of the global metals and mining companies. The Combined Company would have a number of long-life copper and nickel assets, together with a broad portfolio of brownfield and greenfield growth projects. The Combined Company would also have a greater platform to operate more efficiently and a stronger global reach to meet specific regional market demand more effectively, particularly in new and emerging markets such as China, where Inco has identified considerable growth opportunities.

•	Increased Geographic Diversification. The Combined Company would feature enhanced geographic diversification. If the combination of Phelps Dodge and Inco had occurred on January 1, 2005, the revenue of the Combined Company on a pro forma basis for the 12 months ended December 31, 2005 would have been derived approximately 64% from operations in North America and Europe and an additional 17% from operations in Latin America (primarily Chile). Inco expects the size and scale of the Combined Company’s financial resources to reduce risks associated with political or economic instability or natural disasters in any particular geographical locale. The Combined Company’s production and marketing operations would become more geographically diversified, reducing the production disruption and other risks of having operations concentrated in a smaller number of countries than either Inco and Phelps Dodge on a stand-alone basis, and giving it an extensive global marketing reach. As a result, the Combined Company would be better able to serve the world’s most attractive markets, particularly in new and emerging regions such as China, than either of Inco or Phelps Dodge alone.

      See “Recent Developments — The Proposed Combination of Inco and Phelps Dodge”. The Board’s reasons contain forward-looking information, and are subject to various risks and assumptions. See “CAUTION REGARDING FORWARD-LOOKING STATEMENTS”.
      The Board of Directors also considered a number of other factors of which Inco Shareholders should be aware in determining whether or not to tender to the Amended Teck Offer, including the following:

1.	The Board considered recent closing prices of Phelps Dodge Shares and Teck Class B Subordinate Voting Shares and the consideration offered under each of the Arrangement and Amended Teck Offer on an implied value basis. Under the Arrangement, Inco Shareholders would receive Cdn.$20.25 in cash and 0.672 of a Phelps Dodge Share for each Inco Share. Based upon the closing price of Phelps Dodge Shares on the NYSE on August 4, 2006, converted into Canadian dollars using the Bank of Canada noon exchange rate for the Canadian dollar against the U.S. dollar on that date, the consideration offered for each Inco Share under the Arrangement represents an implied value of Cdn.$85.66. Under the Amended Teck Offer, Inco Shareholders would receive, assuming full proration, Cdn.$40.00 in cash and 0.5821 of a Teck Class B Subordinate Voting Share for each Inco Share. Based upon the closing price of Teck Class B Subordinate Voting Shares on the TSX on August 4, 2006, the consideration offered for each Inco Share under the Amended Teck Offer represents an implied value of Cdn.$87.24. Based upon these August 4, 2006 closing prices, the consideration offered under the Arrangement comprises approximately 24% cash, and the consideration offered under the Amended Teck Offer comprises approximately 46% cash.

2.	The fact that the Arrangement would be a taxable transaction and, as a result, Inco Shareholders would generally be required to pay tax on any gains that result from their receipt of the consideration in the Arrangement, while the Amended Teck Offer provides the possibility of a rollover for certain Inco Shareholders.

3.	The conditions attached to each of the Arrangement and the Amended Teck Offer, respectively, including the fact that the Arrangement remains subject to certain outstanding regulatory approvals, court approval and the approval of the Phelps Dodge shareholders and the Inco Shareholders.

4.	The Amended Teck Offer expires at midnight (Toronto time) on August 16, 2006, unless extended or withdrawn.

5.	Inco’s shareholder rights plan will be rendered ineffective as of 4:30 p.m. (Toronto time) on August 16, 2006. Accordingly, if Inco Shareholders decide to tender sufficient Inco Shares such that the minimum tender condition of the Amended Teck Offer is satisfied at the expiry time of the Amended Teck Offer, Teck will be permitted to take-up and pay for Inco Shares under the Amended Teck Offer at that time.
      The foregoing summary of the information and factors considered by the Board of Directors is not intended to be exhaustive, but includes the material information and factors considered by the Board of Directors in its consideration of the Amended Teck Offer. In view of the variety of factors and the amount of information considered in connection with its evaluation of the Amended Teck Offer, the Board of Directors did not find it practicable to, and did not, quantify or otherwise attempt to assign any relative weight to each of the specific factors considered in reaching its conclusion and recommendation. The Board of Directors’ recommendation was made after consideration of all of the above-noted factors and in light of their own knowledge of the business, financial condition and prospects of Inco and was based upon the advice of the Board of Directors’ Financial Advisors and legal advisors. In addition, individual members of the Board may have assigned different weights to different factors.
OTHER TRANSACTIONS
      Except as set forth under “Reasons for the Recommendation”, and except for any discussions or negotiations with Phelps Dodge, Inco is not undertaking or engaged in any negotiations in response to the Amended Teck Offer that relate to: (a) a tender offer or other acquisition of Inco’s securities by Inco, any of its subsidiaries, or any other person; (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Inco or any of its subsidiaries; (c) a purchase, sale or transfer of a material amount of assets of Inco or any of its subsidiaries; or (d) any material change in the present dividend rate or policy, or indebtedness or capitalization of Inco.
      Except as set forth under “Reasons for the Recommendation” and “Recent Developments — The Proposed Combination of Inco and Phelps Dodge”, there are no transactions, board resolutions, agreements in principle, or signed contracts in response to the Amended Teck Offer that relate to one or more of the matters referred to in the preceding paragraph.
      The Combination Agreement allows the Board of Directors to engage in discussions or negotiations with respect to an unsolicited bona fide written competing acquisition proposal at any time after the Board determines, in good faith based on information then available and after consultation with its Financial Advisors, that such acquisition proposal constitutes a “superior proposal” or could reasonably be expected to result in a “superior proposal”.
SHAREHOLDER RIGHTS PLAN
      Please see the disclosure contained in the Directors’ Circular under the heading “Shareholder Rights Plan” and in this Notice of Change under the heading “Recent Developments — Recent Developments Concerning the Teck Offer”.
OTHER INFORMATION
      Except as disclosed in this Notice of Change and the Directors’ Circular, no information is known to the directors of Inco that would reasonably be expected to affect the decision of the holders of Inco Shares to accept or reject the Amended Teck Offer.

NO MATERIAL CHANGES
      Except as publicly disclosed or as referred to in this Notice of Change or the Directors’ Circular, the directors and senior officers of Inco are not aware of any other information that indicates any material change in the affairs of Inco since July 26, 2006, the date on which Inco published its most recent unaudited interim financial statements for the quarter ended June 30, 2006.
OTHER MATTERS
      This document will be filed with the SEC as an exhibit to an amendment to Inco’s Solicitation/ Recommendation Statement on Schedule 14D-9. Inco Shareholders are advised to read this Notice of Change and the Directors’ Circular and the amended Solicitation/ Recommendation Statement on Schedule 14D-9 (including the other exhibits thereto) in their entirety because they contain important information. Copies of the Solicitation/ Recommendation Statement on Schedule 14D-9 and each amendment thereto are, and future amendments and any other documents filed by Inco in connection with the Amended Teck Offer will be, available free of charge at the SEC’s website at www.sec.gov, from Inco at www.inco.com or from Georgeson Shareholder.
STATUTORY RIGHTS
      Securities legislation in certain of the provinces and territories of Canada provides security holders of the Company with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such security holders. However, such rights must be exercised within prescribed time limits. Security holders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.
DIRECTORS’ APPROVAL
      The contents of this Notice of Change have been approved, and the delivery thereof has been authorized, by the Board of Directors.

CERTIFICATE
DATED: August 6, 2006
      The foregoing, together with the Directors’ Circular of the Board of Directors of Inco dated May 29, 2006, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. The foregoing, together with the Directors’ Circular of the Board of Directors of Inco dated May 29, 2006, does not contain any misrepresentation likely to affect the value of the market price of the securities subject to the Amended Teck Offer within the meaning of the Securities Act (Québec).
On behalf of the Board of Directors

By: (Signed) Chaviva Hošek	(Signed) Janice K. Henry
Director	Director

QUESTIONS OR REQUESTS FOR ASSISTANCE CONCERNING THE INFORMATION IN
THIS DOCUMENT SHOULD BE DIRECTED TO THE INFORMATION AGENT:
100 University Avenue
11th Floor, South Tower
Toronto, Ontario
M5J 2Y1
North American Toll Free Number: (866) 264-4715 or
Collect: (416) 847-7159
Bank and Bankers call: (212) 440-9800